

OZFund

FINANCIAL STATEMENT – SELF-CERTIFICATION

I, Jeremy Feakins, certify that:

(1) The financial statements of OZFund, Inc. included in this Form are true and complete in all material respects; and

(2) The tax return information of OZFund, Inc. included in this Form, if any, reflects accurately the information reported on the tax return for OZFund, Inc. filed for the fiscal year ended December 31, 2019.

Jeremy Feakins
Founder & CEO

Unaudited Balance Sheet Comparison

As of December 31, 2019

	As of Dec 31, 2019	As of Dec 31, 2018 (PY)	Total Change	% Change
ASSETS				
Current Assets				
Bank Accounts				
Members 1st Checking	1.35		1.35	
Members 1st Savings	5.00		5.00	
Total Bank Accounts	**6.35**	**0.00**	**6.35**	**0.00%**
Total Current Assets	**6.35**	**0.00**	**6.35**	**0.00%**
TOTAL ASSETS	**$6.35**	**$0.00**	**$6.35**	**0.00%**
LIABILITIES AND EQUITY				
Liabilities				
Current Liabilities				
Accounts Payable				
211.01 Accounts Payable	49,621.32		49,621.32	
Total Accounts Payable	**49,621.32**	**0.00**	**49,621.32**	**0.00%**
Total Current Liabilities	**49,621.32**	**0.00**	**49,621.32**	**0.00%**
Total Liabilities	**49,621.32**	**0.00**	**49,621.32**	**0.00%**
Equity				
350.00 Capital				
350.20 Dr. Chad Rohenberger	40,000.00		40,000.00	
Total 350.00 Capital	**40,000.00**		**40,000.00**	
Retained Earnings				
Net Income	-89,614.97		-89,614.97	
Total Equity	**-49,614.97**	**0.00**	**-49,614.97**	**0.00%**
TOTAL LIABILITIES AND EQUITY	**$6.35**	**$0.00**	**$6.35**	**0.00%**

Unaudited Profit and Loss Comparison

January - December 2019

	Jan - Dec 2019	Jan - Dec 2018 (PY)	Change	Total % Change
INCOME				
Total Income			0.00	0.00%
GROSS PROFIT	0.00	0.00	0.00	0.00%
EXPENSES				
602.00 Dues and Subscriptions	58.95		58.95	
605.00 Internet Expense	1,034.67		1,034.67	
607.00 Miscellaneous Expenses	291.39		291.39	
609.00 Professional Fees				
609.02 Architectural	32,267.32		32,267.32	
Total 609.00 Professional Fees	**32,267.32**		**32,267.32**	
612.00 Telephone	771.80		771.80	
613.00 Utilities				
613.04 Water	2,191.36		2,191.36	
Total 613.00 Utilities	**2,191.36**		**2,191.36**	
614.00 Supplies				
614.01 Office Supplies	4.89		4.89	
614.02 Marketing	50.00		50.00	
Total 614.00 Supplies	**54.89**		**54.89**	
619.00 Automobile Expense	29.68		29.68	
619.01 Fuel	208.77		208.77	
Total 619.00 Automobile Expense	**238.45**		**238.45**	
Bank Charges & Fees	2.85		2.85	
Contractors	5,000.00		5,000.00	
Legal & Professional Services	1,978.75		1,978.75	
Meals & Entertainment	1,015.65		1,015.65	
Office Supplies & Software	46.99		46.99	
Postage and Shipping	182.59		182.59	
Property Maintenance	2,134.00		2,134.00	
Rent & Lease	40,000.00		40,000.00	
Travel	2,348.00		2,348.00	
Total Expenses	**89,617.66**	**0.00**	**89,617.66**	**0.00%**
NET OPERATING INCOME	**-89,617.66**	**0.00**	**-89,617.66**	**0.00%**
OTHER INCOME				
700.10 Interest Income	2.69		2.69	
Total Other Income	**2.69**	**0.00**	**2.69**	**0.00%**
NET OTHER INCOME	**2.69**	**0.00**	**2.69**	**0.00%**
NET INCOME	**$ -89,614.97**	**$0.00**	**$ -89,614.97**	**0.00%**

Unaudited Statement of Cash Flows

January - December 2019

	Total
OPERATING ACTIVITIES	
Net Income	-89,614.97
Adjustments to reconcile Net Income to Net Cash provided by operations:	
211.01 Accounts Payable	49,621.32
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**49,621.32**
Net cash provided by operating activities	**-39,993.65**
FINANCING ACTIVITIES	
350.20 Capital:Dr. Chad Rohenberger	40,000.00
Net cash provided by financing activities	**40,000.00**
NET CASH INCREASE FOR PERIOD	**6.35**
CASH AT END OF PERIOD	**$6.35**